EXHIBIT 99.1

News Release

Kamada Announces U.S. Proof-of-Concept Study with Glassia® for Graft-Versus-Host Disease

NESS ZIONA, Israel (April 3, 2014) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today a U.S.-based proof-of-concept (POC) study with Glassia® to treat graft-versus-host disease (GVHD) in cooperation with Baxter International Inc. conducted at the Fred Hutchinson Cancer Research Center in Seattle, Washington. Glassia is Kamada’s proprietary, highly-purified, liquid form of human Alpha-1 Antitrypsin (AAT) administered intravenously and Baxter currently markets the treatment in the U.S. for AAT Deficiency.  Results from this POC study in GVHD may support global clinical development activities and may serve as a platform to apply for an expansion of the AAT indications to include general organ transplantation, based on a similar mechanism of action.

The POC study is a Phase 1/2 study of 24 patients with steroid-resistant GVHD following allogeneic bone-marrow stem cell transplant who will receive six to ten doses of intravenously delivered Glassia to determine safety, optimal dose and clinical response. The Phase 1/2 clinical study is being conducted at the Fred Hutchinson Cancer Research Center in Seattle, Washington and is currently enrolling patients.  Additional information on the trial is available at www.clinicaltrials.gov.

Preliminary human and animal studies indicate that AAT may considerably reduce the severity of GVHD, which is one of the key, life threatening complications of allogeneic stem cell transplantation. GVHD could result in significant damage to the recipients’ tissues including damage to the liver, gastrointestinal tract, skin and mucosal membranes. The immuno-modulatory effect of AAT may attenuate inflammation by lowering levels of pro-inflammatory mediators such as cytokines, chemokines and proteases that are associated with this severe disease. GVHD is a disease of unmet medical need and both the disease and current therapy options carry considerable side effects.  Given the favorable safety profile of Glassia, there is a strong rationale to support the development of this new indication and an increased likelihood of it becoming an effective therapy for this potentially life threatening disease.

“We are pleased to be advancing Glassia to treat GVHD. Glassia is expected to decrease GVHD-related symptoms including the progressive tissue damage and thereby potentially increase the survival rates of this complication and possibly reducing or eliminating the need for steroid therapy,” stated David Tsur, Co-Founder and Chief Executive Officer of Kamada.  “GVHD occurs in 30% to 70% of patients who undergo allogeneic hematopoietic stem cell transplantation, usually as a treatment for leukemia or other blood cancers, and is a major cause of morbidity and mortality in these patients. We are encouraged about Glassia’s prospects as an effective new therapy for this serious, life threatening orphan disease for which a therapeutic answer has not been provided yet.”

“We believe there is significant potential to expand the use of Glassia beyond GVHD to other transplantations,” noted Pnina Strauss, Vice President of Clinical Development & IP at Kamada. “Previous animal studies have shown that AAT facilitates graft acceptance and survival, including prolongation of islet allograft by inhibiting inflammatory cytokines such as IL1B, IL6 and caspase 3. This proof-of-concept study in GVHD may serve as a platform to expand the AAT indications to include general organ transplantation, based on a similar mechanism of action.”

About Graph Versus Host Disease
Graft-versus-host disease is a common complication following an allogeneic tissue transplant. It is commonly associated with stem cell transplant, but the term also applies to other forms of tissue graft. Immune cells (white blood cells) in the tissue (the graft) recognize the recipient (the host) as "foreign". The transplanted immune cells then attack the host's body cells.

GVHD occurs in 30-70% of patients who undergo a medical procedure of allogeneic hematopoietic stem cell transplantation (HSCT), usually as a treatment to leukemia or other blood cancer or blood conditions. HSCT is a stem cell transplantation that is usually derived from an external (allogeneic) bone marrow donor. One of the most common and dangerous complications of HSCT is GVHD. GVHD is expressed in damage to the recipients’ tissues including damage to the liver, gastrointestinal system, skin and mucosal tissues, and is a major cause of morbidity and mortality in these patients.

Intravenously administered glucocorticoids, such as prednisone, are the standard of care in acute GVHD1 and chronic GVHD.2 The use of these glucocorticoids is designed to suppress the T-cell-mediated immune onslaught on the host tissues; however, in high doses, this immune-suppression raises the risk of infections and cancer relapse.  In addition, more than 50% of patients do not respond well to steroids, and consequently have very low survival rates.

About Glassia
Glassia is the first available ready-to-use liquid alpha1-proteinase inhibitor and is indicated as a chronic augmentation and maintenance therapy in adults with AAT deficiency.  Glassia is administered once a week and is augmenting the levels of AAT in the blood.  AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties.  Glassia is approved by the U.S. Food and Drug Administration for the treatment of AAT deficiency.  It is marketed through a strategic partnership with Baxter International in the United States.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

1 Goker, H; Haznedaroglu, IC; Chao, NJ (2001). "Acute graft-vs-host disease Pathobiology and management". Experimental Hematology 29 (3): 259–77. doi:10.1016/S0301-472X(00)00677-9. PMID

2 Menillo, S A; Goldberg, S L; McKiernan, P; Pecora, A L (2001). "Intraoral psoralen ultraviolet a irradiation (PUVA) treatment of refractory oral chronic graft-versus-host disease following allogeneic stem cell transplantation". Bone Marrow Transplantation 28 (8): 807–8.  doi:10.1038/sj.bmt.1703231. PMID 11781637.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron	Anne Marie Fields
CFO	LHA
ir@kamada.com	212-838-3777
afields@lhai.com